Exhibit 99.5

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Quarters ended December 28, 2013 and December 29, 2012

TEMBEC INC. SUPPLEMENTAL INFORMATION December 28, 2013
Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at December 28, 2013 and December 29, 2012, the statements of comprehensive earnings (loss) and the statements of cash flows for the quarters then ended, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the audited consolidated financial statements for the year ended September 28, 2013. The Company adopted the amended IAS 19, Employee Benefits, and has restated its comparative period results accordingly. Details on the effect of adopting amended IAS 19 are included in note 2 of the unaudited interim consolidated financial statements for the quarter ended December 28, 2013.

TEMBEC Supplemental Information for first quarter 2014	1

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 28, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets

(unaudited)(in millions of Canadian dollars)

December 28, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$7	$37	$-	$44
Restricted cash	-	-	5	3	-	8
Trade and other receivables	36	321	301	103	(587)	174
Inventories	-	-	218	29	-	247
Prepaid expenses	-	1	2	2	-	5
Assets classified as held for sale	-	-	7	-	-	7
	36	322	540	174	(587)	485

Investments	308	510	-	-	(818)	-
Property, plant and equipment	-	6	392	134	-	532
Biological assets	-	-	2	-	-	2
Employee future benefits	-	7	33	-	-	40
Other long-term receivables	-	8	-	2	-	10
Deferred tax assets	-	-	-	6	-	6
	$344	$853	$967	$316	$(1,405)	$1,075

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$56	$5	$-	$61
Trade, other payables and accrued charges	88	218	414	58	(587)	191
Interest payable	-	1	1	-	-	2
Income tax payable	-	-	-	9	-	9
Provisions	-	6	-	-	-	6
Current portion of long-term debt	1	-	1	14	-	16
	89	225	472	86	(587)	285

Long-term debt	1	316	86	15	(4)	414
Provisions	-	-	12	-	-	12
Employee future benefits	-	76	15	17	-	108
Other long-term liabilities	-	-	2	-	-	2
	90	617	587	118	(591)	821

Shareholders' equity:
Share capital	567	555	744	34	(1,333)	567
Retained earnings (deficit)	(330)	(336)	(364)	147	553	(330)
Accumulated other comprehensive earnings (loss)	17	17	-	17	(34)	17
	254	236	380	198	(814)	254
	$344	$853	$967	$316	$(1,405)	$1,075

TEMBEC Supplemental Information for first quarter 2014	2

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 28, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)

(unaudited)(in millions of Canadian dollars)

September 28, 2013 (restated(1) )
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$19	$54	$-	$73
Restricted cash	-	-	-	1	-	1
Trade and other receivables	36	311	273	76	(539)	157
Inventories	-	-	200	37	-	237
Prepaid expenses	-	1	4	1	-	6
Assets classified as held for sale	-	-	7	-	-	7
	36	312	503	169	(539)	481

Investments	256	462	-	-	(718)	-
Property, plant and equipment	-	7	366	123	-	496
Biological assets	-	-	5	-	-	5
Employee future benefits	-	6	18	-	-	24
Other long-term receivables	-	8	-	2	-	10
Deferred tax assets	-	-	-	5	-	5
	$292	$795	$892	$299	$(1,257)	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$53	$4	$-	$57
Trade, other payables and accrued charges	71	187	416	60	(539)	195
Interest payable	-	10	-	-	-	10
Income tax payable	-	(1)	-	9	-	8
Provisions	-	6	-	-	-	6
Current portion of long-term debt	1	-	1	14	-	16
	72	202	470	87	(539)	292

Long-term debt	1	303	53	15	(3)	369
Provisions	-	-	12	-	-	12
Employee future benefits	-	91	16	20	-	127
Other long-term liabilities	-	-	2	-	-	2
	73	596	553	122	(542)	802

Shareholders' equity:
Share capital	567	555	731	34	(1,320)	567
Retained earnings (deficit)	(354)	(362)	(392)	137	617	(354)
Accumulated other comprehensive earnings (loss)	6	6	-	6	(12)	6
	219	199	339	177	(715)	219
	$292	$795	$892	$299	$(1,257)	$1,021

(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended December 28, 2013

TEMBEC Supplemental Information for first quarter 2014	3

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 28, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Quarter ended December 28, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$-	$291	$67	$(4)	$354
Freight and other deductions	-	-	41	4	(1)	44
Lumber export taxes	-	-	1	-	-	1
Cost of sales (excluding depreciation and amortization)	-	-	231	50	(3)	278
Selling, general and administrative	-	2	12	3	-	17
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	6	2	-	8
Other items	-	3	(17)	-	-	(14)
Operating earnings (loss)	-	(6)	17	8	-	19
Interest, foreign exchange and other	4	4	3	(2)	-	9
Exchange loss on long-term debt	-	12	-	-	-	12
Net finance costs (income)	4	16	3	(2)	-	21
Earnings (loss) before income taxes and share of results for equity accounting	(4)	(22)	14	10	-	(2)
Income tax expense (recovery)	-	(3)	(4)	3	-	(4)
Share of results for equity accounting	6	23	-	-	(29)	-
Net earnings (loss)	2	4	18	7	(29)	2
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	29	29	14	3	(46)	29
Income tax recovery (expense)	(7)	(7)	(4)	-	11	(7)
Foreign currency translation differences for foreign operations	11	11	-	11	(22)	11
	33	33	10	14	(57)	33
Total comprehensive earnings (loss)	$35	$37	$28	$21	$(86)	$35
Basic and diluted net earnings in dollars per share						$0.02

TEMBEC Supplemental Information for first quarter 2014	4

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 28, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss) (continued)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Quarter ended December 29, 2012 (restated(1) )
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$321	$61	$(7)	$376
Freight and other deductions	-	-	47	4	(1)	50
Lumber export taxes	-	-	1	-	-	1
Cost of sales (excluding depreciation and amortization)	-	-	258	34	(6)	286
Selling, general and administrative	-	3	13	3	-	19
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	9	2	-	11
Other items	-	-	1	-	-	1
Operating earnings (loss)	-	(3)	(8)	18	-	7
Interest, foreign exchange and other	1	2	9	-	-	12
Exchange loss on long-term debt	-	4	-	-	-	4
Net finance costs	1	6	9	-	-	16
Earnings (loss) before income taxes and share of results for equity accounting	(1)	(9)	(17)	18	-	(9)
Income tax expense (recovery)	-	-	-	6	-	6
Share of results for equity accounting	(14)	(5)	-	-	19	-
Net earnings (loss)	(15)	(14)	(17)	12	19	(15)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	5	5	2	1	(8)	5
Income tax recovery (expense)	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	6	6	-	6	(12)	6
	11	11	2	7	(20)	11
Total comprehensive earnings (loss)	$(4)	$(3)	$(15)	$19	$(1)	$(4)
Basic and diluted net loss in dollars per share						$(0.15)

(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended December 28, 2013

TEMBEC Supplemental Information for first quarter 2014	5

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 28, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows

(unaudited)(in millions of Canadian dollars)

Quarter ended December 28, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$2	$4	$18	$7	$(29)	$2
Adjustments for:
Depreciation and amortization	-	-	6	2	-	8
Net finance costs	4	16	3	(2)	-	21
Income tax expense (recovery)	-	(3)	(4)	3	-	(4)
Income tax paid	-	-	-	(3)	-	(3)
Excess cash contributions over employee future benefits expense	-	(5)	(2)	(1)	-	(8)
Share of results for equity accounting	(6)	(23)	-	-	29	-
Gain on sale of assets	-	-	(20)	-	-	(20)
Other	-	1	4	-	-	5
	-	(10)	5	6	-	1
Change in non-cash working capital:
Trade and other receivables	-	(9)	(31)	(25)	48	(17)
Inventories	-	-	(18)	9	-	(9)
Prepaid expenses	-	-	2	(1)	-	1
Trade, other payables and accrued charges	15	31	2	2	(48)	2
	15	22	(45)	(15)	-	(23)
	15	12	(40)	(9)	-	(22)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	-	(33)	(9)	-	(42)
Proceeds from sale of assets	-	-	23	-	-	23
Change in restricted cash	-	-	(5)	(2)	-	(7)
Investments in a subsidiary	(13)	-	-	-	13	-
Interest received	-	6	3	-	(9)	-
	(13)	6	(12)	(11)	4	(26)
Cash flow from financing activities:
Change in operating bank loans	-	-	3	1	-	4
Increase in long-term debt	-	-	33	-	-	33
Repayments of long-term debt	-	-	-	(1)	-	(1)
Proceeds from issue of share capital	-	-	13	-	(13)	-
Interest paid	(2)	(18)	(9)	-	9	(20)
	(2)	(18)	40	-	(4)	16
	-	-	(12)	(20)	-	(32)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	3	-	3
Net decrease in cash and cash equivalents	-	-	(12)	(17)	-	(29)

Cash and cash equivalents, beginning of period	-	-	19	54	-	73
Cash and cash equivalents, end of period	$-	$-	$7	$37	$-	$44

TEMBEC Supplemental Information for first quarter 2014	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION
December 28, 2013
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows (continued)

(unaudited)(in millions of Canadian dollars)

Quarter ended December 29, 2012 (restated(1) )
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(15)	$(14)	$(17)	$12	$19	$(15)
Adjustments for:
Depreciation and amortization	-	-	9	2	-	11
Net finance costs	1	6	9	-	-	16
Income tax expense (recovery)	-	-	-	6	-	6
Income tax paid	-	-	-	(2)	-	(2)
Excess cash contributions over employee future benefits expense	-	(11)	-	-	-	(11)
Share of results for equity accounting	14	5	-	-	(19)	-
Gain on sale of assets	-	-	(2)	-	-	(2)
Other	-	1	(2)	(3)	-	(4)
	-	(13)	(3)	15	-	(1)
Change in non-cash working capital:
Trade and other receivables	-	(19)	(16)	(20)	79	24
Inventories	-	-	5	(3)	-	2
Prepaid expenses	-	-	3	(1)	-	2
Trade, other payables and accrued charges	18	40	4	(14)	(79)	(31)
	18	21	(4)	(38)	-	(3)
	18	8	(7)	(23)	-	(4)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	-	(39)	(1)	-	(40)
Proceeds from sale of assets	-	-	2	-	-	2
Change in restricted cash	-	-	4	-	-	4
Investments in a subsidiary	(17)	-	-	-	17	-
Interest received	-	9	1	-	(10)	-
	(17)	9	(32)	(1)	7	(34)
Cash flow from financing activities:
Change in operating bank loans	-	-	1	-	-	1
Increase in long-term debt	-	-	24	-	-	24
Repayments of long-term debt	-	-	-	(1)	-	(1)
Proceeds from issue of share capital	-	-	17	-	(17)	-
Interest paid	(1)	(17)	(10)	-	10	(18)
	(1)	(17)	32	(1)	(7)	6
	-	-	(7)	(25)	-	(32)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	1	-	1
Net decrease in cash and cash equivalents	-	-	(7)	(24)	-	(31)
Cash and cash equivalents, beginning of period	-	1	29	57	-	87
Cash and cash equivalents, end of period	$-	$1	$22	$33	$-	$56

(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended December 28, 2013

TEMBEC Supplemental Information for first quarter 2014	7